Commission File No.: 1-13478
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One): |_|Form 10-K and Form 10-KSB  |_| Form 11-K  |_| Form 20-F
                |X|Form 10-Q and 10-QSB  |_| Form N-SAR

        For Period Ended: June 30, 2000

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR For
             the Transition Period Ended: ________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                          QUIKBIZ INTERNET GROUP, INC.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                               6801 Powerline Road
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            Address of Principal Executive Office (Street and Number)

                          Ft. Lauderdale, Florida 33309
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                            City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Preparation of the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000 has significantly taxed the Company's limited staff involved in financial management and reporting, thus delaying its preparation.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David B. Bawarsky, Chief Executive Officer    (954)           970-3553
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                    (Name)                       (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                        |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                   |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's revenues for the quarter ended June 30, 2000, were $3,110,115 as compared to revenues of $1,790,645 for the quarter ended June 30, 1999. This increase primarily resulted from the Company's acquisition of complementary businesses in 1999 and 2000 and the growing demand for internet professional services. The Registrant's net loss for the quarter ended June 30, 2000 was $277,448, as compared to a net loss of $47,497 for the quarter ended June 30, 1999. This increase in net loss was primarily attributable to increased infrastructure expenses incurred to enhance the Company's web presence and interactive capabilities and higher direct costs relating to acquired businesses.

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                          QUIKBIZ INTERNET GROUP, INC.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2000             By: /s/ David B. Bawarsky
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                                     David B. Bawarsky, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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